October 10, 2024

Todd Smith
Chief Financial Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

       Re: Wheels Up Experience Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 7, 2024
           File No. 001-39541
Dear Todd Smith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation